UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                              SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
			               ANNUAL FILING


CATERPILLAR INC
(NAME OF ISSUER)
COMMON STOCK
(TITLE CLASS OF SECURITIES)
149123101
(CUSIP NUMBER)
12/31/2010
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

			(X)  RULE 13D-1(B)
			( )  RULE 13D-1(C)
			( )  RULE 13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A
REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT
CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).



CUSIP NO. 149123101 				13G	 		PAGE 2 OF 8 PAGES


1.  NAME OF REPORTING PERSON: STATE STREET CORPORATION
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-2456637


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    NOT APPLICABLE                                   A __

                                                     B __
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BOSTON, MASSACHUSETTS

5.  SOLE VOTING POWER
    0 SHARES
6.  SHARED VOTING POWER
    28,721,618 SHARES
7.  SOLE DISPOSITIVE POWER
    0 SHARES
8.  SHARED DISPOSITIVE POWER
    75,802,084 SHARES
9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    75,802,084 SHARES
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    11.9%

12. TYPE OF REPORTING PERSON

	HC






CUSIP NO. 149123101 				13G	 		PAGE 3 OF 8 PAGES


1.  NAME OF REPORTING PERSON
    STATE STREET BANK AND TRUST COMPANY, ACTING IN VARIOUS CAPACITIES* I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 04-1867445

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    NOT APPLICABLE                                   A __
                                                     B __
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    MASSACHUSETTS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.  SOLE VOTING POWER
    0 SHARES
6.  SHARED VOTING POWER
    11,144,183 SHARES
7.  SOLE DISPOSITIVE POWER
    0 SHARES
8.  SHARED DISPOSITIVE POWER
    58,224,649 SHARES
9.  AGGREGATED AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    58,224,649 SHARES*
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
    SHARES

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    9.2%

12. TYPE OF REPORTING PERSON  BK

   *11,144,183	 SHARES IN VARIOUS CAPACITIES
     8,105,156	 SHARES AS INVESTMENT MANAGER FOR CERTAIN CATERPILLAR
			 INC.(CATERPILLAR) DEFINED BENEFIT PLANS
    38,975,310	 SHARES AS INVESTMENT MANAGER FOR CERTAIN CATERPILLAR
			 DEFINED CONTRIBUTION PLANS










CUSIP NO. 149123101            13G				   PAGE 4 OF 8 PAGES

ITEM 1.

	(A)  NAME OF ISSUER

	     CATERPILLAR INC

	(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

100 NE ADAMS ST
PEORIA,IL 61629

ITEM 2.

     (A) 	NAME OF PERSON FILING

	    	STATE STREET CORPORATION AND ANY OTHER REPORTING PERSON IDENTIFIED ON THE SECOND PART OF THE COVER PAGES HERETO

     (B) 	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
		RESIDENCE

         	STATE STREET FINANCIAL CENTER
		ONE LINCOLN STREET
		BOSTON, MA 02111
         (FOR ALL REPORTING PERSONS)

     (C)	CITIZENSHIP: SEE ITEM 4 ("CITIZENSSHIP OR PLACE OF
		ORGANIZATION") OF COVER PAGES

     	(D) 	TITLE OF CLASS OF SECURITIES

	    	COMMON STOCK

	(E) 	CUSIP NUMBER:

	     149123101

ITEM 3.  	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
		13D-2(B), OR (C), CHECK WHETHER THE PERSON FILING IS A:

		SEE ITEM 12("TYPE OF REPORTING PERSON") OF THE COVER PAGE
		FOR EACH REPORTING PERSON AND THE TABLE BELOW, WHICH EXPLAINS THE MEANING OF THE TWO LETTER SYMBOLS APPEARING IN ITEM 12 OF THE COVER PAGES.

		SYMBOL	CATEGORY

		  BK		BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT.
		  IC		INSURANCE COMPANY AS DEFINED IN SECTION 3 (A)(19)
				OF THE ACT.


CUSIP NO. 149123101            13G 				   PAGE 5 OF 8 PAGES


		  IC		INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF
		  		THE INVESTMENT COMPANY ACT OF 1940.
		  IA		AN INVESTMENT ADVISER IN ACCORDANCE WITH RULE
 			   	13D-1(B)(1)(II)(E).
		  EP		AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN
				ACCORDANCE WITH RULE 13D-1(B)(1)(II)(F).
		  HC		A PARENT HOLDING COMPANY OR CONTROL PERSON IN
				ACCORDANCE WITH RULE 13D-1(B)(1)(II)(G).
		  SA		A SAVINGS ASSOCIATIONS AS DEFINED IN SECTION 3(B)
				OF THE FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C.
				1813).
		  CP		A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION
				OF AN INVESTMENT COMPANY UNDER SECTION 3(C)(14)OF THE INVESTMENT COMPANY ACT OF 1940.

ITEM 4.	OWNERSHIP

		THE INFORMATION SET FORTH IN ROWS 5 THROUGH 11 OF THE COVER PAGE HERETO FOR EACH OF THE REPORTING PERSONS IS INCORPORATED HEREIN BY REFERENCE. THE PERCENTAGE AMOUNT SET FORTH IN
		ROW 11 FOR ALL COVER PAGES FILED HEREWITH IS CALCULATED
		BASED UPON THE 634,702,801 SHARES OF COMMON STOCK ISSUED AND OUTSTANDING AS REPORTED BY CATERPILLAR IN ITS FORM 10-Q FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2010.

		THIS REPORT IS NOT AN ADMISSION THAT ANY OF THE REPORTING
		PERSONS IS THE BENEFICIAL OWNER OF ANY SECURITIES	COVERED BY
		THIS REPORT, AND THE REPORTING PERSONS EXPRESSLY DISCLAIM BENEFICIAL OWNERSHIP OF ALL SHARES PURSUANT TO RULE 13D-4,
		EXCEPT IN THEIR FIDUCIARY CAPACITY UNDER ERISA.


ITEM 5. 	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          NOT APPLICABLE

ITEM 6. 	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
		PERSON.

         	ALL OF THE SECURITIES ARE BENEFICIALLY OWNED BY STATE STREET CORPORATION AND ITS DIRECT OR INDIRECT SUBSIDIARIES IN THEIR VARIOUS FIDUCIARY AND OTHER CAPACITIES. AS A RESULT, ANOTHER ENTITY IN EVERY INSTANCE IS ENTITLED TO DIVIDENDS OR PROCEEDS OF SALE. STATE STREET BANK AND TRUST COMPANY IS THE INVESTMENT MANAGER FOR CATERPILLAR COMMON STOCK IN THE CATERPILLAR, INC. INVESTMENT TRUST WHICH BENEFICIALLY OWNS 6.1% OF THE COMMON STOCK OF CATERPILLAR. IN THIS
		CAPACITY, STATE STREET BANK AND TRUST COMPANY HAS DISPOSITIVE POWER OVER THE SHARES IN CERTAIN CIRCUMSTANCES.


CUSIP NO. 149123101            13G 				   PAGE 6 OF 8 PAGES


ITEM 7. 	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
		ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

        	SEE EXHIBIT 1 ATTACHED HERETO

ITEM 8. 	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9. 	NOTICE OF DISSOLUTION OF GROUP

         	NOT APPLICABLE

ITEM 10. 	CERTIFICATION

         	BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE
ACQUIRED AND ARE HELD IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OR WITH THE EFFECT OF
CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A
PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

                         SIGNATURES


     AFTER REASONABLE INQUIRY AND TO THE BEST OF HIS KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFIES THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                         10 FEBRUARY 2011
                    		STATE STREET CORPORATION



					/s/ JAMES J. MALERBA
					EXECUTIVE VICE PRESIDENT,
					CORPORATE CONTROLLER


					10 FEBRUARY 2011
                    		STATE STREET BANK AND TRUST COMPANY



					/s/ CUAN COULTER
					SENIOR VICE PRESIDENT




CUSIP NO. 149123101            13G        		PAGE 7 OF 8 PAGES




						EXHIBIT 1


	THE FOLLOWING TABLE LISTS THE IDENTITY AND ITEM 3 CLASSIFICATION OF EACH SUBSIDIARY OF STATE STREET CORPORATION, THE PARENT HOLDING COMPANY, THAT BENEFICIALLY OWNS THE ISSUER'S COMMON STOCK. PLEASE REFER TO ITEM 3 OF THE ATTACHED SCHEDULE 13G FOR A DESCRIPTION OF EACH OF THE TWO-LETTER SYMBOLS REPRESENTING THE ITEM 3 CLASSIFICATION BELOW.

SUBSIDIARY								    ITEM 3 CLASSIFICATION
STATE STREET BANK AND TRUST COMPANY					 	BK
SSGA FUNDS MANAGEMENT, INC						   	IA
STATE STREET GLOBAL ADVISORS LIMITED				   	IA
STATE STREET GLOBAL ADVISORS LTD.					   	IA
STATE STREET GLOBAL ADVISORS FRANCE S.A.				   	IA
STATE STREET GLOBAL ADVISORS AUSTRALIA LIMITED		   	IA
STATE STREET GLOBAL ADVISORS JAPAN CO., LTD.			   	IA
STATE STREET GLOBAL ADVISORS ASIA LIMITED				IA

NOTE: ALL OF THE LEGAL ENTITIES ABOVE ARE DIRECT OR INDIRECT SUBSIDIARIES OF STATE STREET CORPORATION. BENEFICIAL OWNERSHIP FOR STATE STREET BANK AND TRUST COMPANY IS REPORTED ON ITS OWN REPORTING PERSON COVER PAGE BECAUSE IT BENEFICIALLY OWNS MORE THAT FIVE PERCENT OF THE ISSUER'S COMMON STOCK. DO NOT ADD THE SHARES OR PERCENT OF CLASS REPORTED ON EACH REPORTING PERSON'S COVER PAGE OF THE ATTACHED SCHEDULE 13G TO DETERMINE THE TOTAL PERCENT OF CLASS BENEFICIALLY OWNED BY STATE STREET CORPORATION, AS THAT WILL RESULT IN DOUBLE COUNTING OF CERTAIN SHARES.





















CUSIP NO. 149123101            13G        		PAGE 8 OF 8 PAGES


				   JOINT FILING AGREEMENT

IN ACCORDANCE WITH RULE 13D-1(K)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE 'EXCHANGE ACT'), EACH UNDERSIGNED ENTITY (EACH A "COMPANY")HEREBY AGREES TO ANY AND ALL JOINT FILINGS REQUIRED TO BE MADE ON THE COMPANY'S BEHALF ON SCHEDULE 13G (INCLUDING AMENDMENTS THERETO) UNDER THE EXCHANGE ACT, WITH RESPECT TO SECURITIES WHICH MAY BE DEEMED TO BE BENEFICIALLY OWNED BY THE COMPANY UNDER THE EXCHANGE ACT, AND THAT THIS AGREEMENT BE INCLUDED AS AN EXHIBIT TO ANY SUCH JOINT FILING. THIS AGREEMENT MAY BE EXECUTED IN ANY NUMBER OF COUNTERPARTS ALL OF WHICH TAKEN TOGETHER SHALL CONSTITUTE ONE AND THE SAME INSTRUMENT.

IN WITHNESS WHEREOF, EACH COMPANY HEREBY EXECUTES THIS AGREEMENT
EFFECTIVE AS OF THE DATE SET FORTH BELOW.


					10 FEBRUARY 2011
                    		STATE STREET CORPORATION




					/s/ JAMES J. MALERBA
					EXECUTIVE VICE PRESIDENT,
					CORPORATE CONTROLLER



					10 FEBRUARY 2011
                    		STATE STREET BANK AND TRUST COMPANY




					/s/ CUAN COULTER
					SENIOR VICE PRESIDENT